                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                AMENDMENT NO. 18

                   Under the Securities Exchange Act of 1934

                      MALIBU ENTERTAINMENT WORLDWIDE, INC.
                                (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   561182106
                                 (CUSIP Number)

                             RICHARD M. FITZPATRICK
                               MEI HOLDINGS, L.P.
                                2200 ROSS AVENUE
                                   SUITE 4200
                              DALLAS, TEXAS 75201
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:

                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

                               February 22, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

CUSIP NO. 561182106                13D-1                                  PAGE 2

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MEI Holdings, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 3

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MEI GenPar, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 4

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HH GenPar Partners
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Hampstead Associates, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) or 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Texas

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 6

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RAW Genpar, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 7

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    InMed, Inc. d/b/a Incap, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 8

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Donald J. McNamara
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 9

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert A. Whitman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                 PAGE 10

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Daniel A. Decker
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SZ Capital, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              (1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    8%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SZ GenPar, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               (1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

         This Amendment No. 18 amends the Statement on Schedule 13D first filed on June 17, 1996, as amended by Amendments No. 1 through 17 (the "Schedule 13D"), by MEI Holdings, L.P., a Delaware limited partnership ("Holdings"), and certain other persons.

ITEM 1.           SECURITY ISSUER.

         Item 1 is hereby amended and restated in its entirety as follows:

         This Schedule 13D relates to the Common Stock of Malibu Entertainment Worldwide, Inc., formerly known as Mountasia Entertainment International, Inc (the "Company"). The principal executive offices of the Company are located at 717 North Harwood, Suite 1650, Dallas, Texas 75201 and its telephone number at such address is (214) 210-8701.

ITEM 2.           IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         This Schedule 13D is filed by (i) MEI Holdings, L.P., a Delaware limited partnership ("Holdings"); (ii) MEI GenPar, L.P., a Delaware limited partnership ("MEI GP"); (iii) HH GenPar Partners, L.P., a Texas general partnership ("HH GP"); (iv) Hampstead Associates, Inc., a Texas corporation ("Associates"); (v) RAW GenPar, Inc., a Texas corporation ("RAW GP"); (vi) InMed, Inc. (d/b/a/ InCap, Inc.), a Texas corporation ("InMed"); (vii) SZ Capital, L.P., a Delaware limited partnership ("SZ Capital"); (viii) SZ GenPar, L.P. a Delaware limited partnership ("SZ GenPar"); (ix) Donald J. McNamara; (x) Robert A. Whitman; and (xi) Daniel A. Decker. Messrs. McNamara, Whitman and Decker are United States citizens. Holdings, MEI GP, HH GP, Associates, RAW GP, InMed, SZ Capital and SZ GenPar and Decker are referred to herein collectively as the "Reporting Persons".

         Holdings is an entity that was formed to invest in the Company. MEI GP is and its principal business is to act as, the sole general partner of Holdings. SZ Capital is an entity that was formed to invest in the Company. SZ GenPar is and its principal business is to act as, the sole general partner of SZ Capital. HH GP is, and its principal business is to act as, the managing general partner of MEI GP and SZ GenPar (and various other partnerships). Associates is, and its principal business is to act as, the managing general partner of HH GP. RAW GP and InMed are the only other general partners of HH GP. The address of the principal executive office of Holdings, MEI GP, HH GP, Associates, RAW GP, InMed, SZ Capital and SZ GenPar is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

         Mr. McNamara is the Chairman, President and a director of Associates and a director of the Company. Mr. Whitman is the President, Treasurer and a director of RAW GP and the Chairman of the Board of Directors of the Company. Mr. Decker is the Chairman and a director of InMed, the Executive Vice President and the Assistant Secretary of Associates and a director of the Company.

         Each of Donald J. McNamara, Robert A. Whitman and Daniel A. Decker is employed by The Hampstead Group, L.L.C. ("Hampstead"). Mr. McNamara is the Chairman and Co-Chief Executive Officer of Hampstead, Mr. Whitman is the President and Co-Chief Executive Officer of Hampstead and Mr. Decker is the Executive Vice President and General Counsel of Hampstead. The principal business of Hampstead is to provide management services in respect of investments in site-based businesses. The business address of Hampstead and of each such individual is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

Holdings and SZ Capital are jointly filing this Amendment No. 18 to Schedule 13D pursuant to the rules and regulations of the Securities and Exchange Commission. Holdings and SZ Capital are separate legal entities and they hereby expressly disclaim any affiliation and relationship with each other and any beneficial ownership of any Company securities owned by the other.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to add the following at the end thereof:

         The source of funds for SZ Capital's loan to the Company which is convertible into Common Shares was SZ Capital's working capital, which was obtained from capital contributions from its partners.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended to add the following at the end thereof:

         The SZ Note and SZ Loan Agreement were entered into as an investment in the Company by SZ Capital.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to add the following at the end thereof:

         SZ Capital, has entered into a loan agreement between the Company and SZ Capital (the "SZ Loan Agreement"). The Company executed a $30,000,000 promissory note in favor of SZ Capital (the "SZ Note"). Pursuant to the SZ Loan Agreement, the promissory note is convertible into Series E Preferred Stock of the Company, which Series E Preferred Stock is convertible into common stock of the Company. As of March 1, 1999, $5.7 million had been advanced to the Company from SZ Capital under the SZ Note. The SZ Note is convertible at the lesser of $2.50 and 1.2 times the trailing 20-day average of closing prices for the Company's common stock. Assuming a $1 3/16 per share price (the closing price as of February 26, 1999), SZ Capital would be entitled upon exercise its conversion rights to the issuance of 4 million shares of the Company's common stock (or 8% of the total outstanding shares of Company common stock). Holdings expressly disclaims beneficial ownership in such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following at the end thereof:

         The Company and Holdings have amended the terms of the $65,000,000 and $10,000,000 notes of the Company payable to Holdings (the "Holdings Notes") to provide specific terms on which the Holdings Notes are convertible into Company preferred stock and, in connection therewith, have entered into an Agreement Regarding Right to Convert Promissory Notes. The Holdings Notes are now convertible into Series H Preferred Stock of the Company (in addition to Holdings' existing right to convert the Holdings Notes into one or more convertible subnotes) and the maturity date of the $10,000,000 Holdings Note has been extended to July 20, 1999.

         SZ Capital and the Company have also entered into a Subordination Agreement which expressly subordinates the SZ Note to the Company's debt to Foothill Capital Corporation, the Company's senior secured lender and SZ Capital, Holdings and the Company entered into a Subordination Agreement subordinating the Holdings Notes to the SZ Notes. In addition to the SZ Loan Agreement and SZ Note described above under Item 5 (which description is incorporated herein by this reference), SZ Capital and the Company entered into a Registration Rights Agreement ("RRA") whereby the Company agreed to register the SZ Note and any preferred or common stock into which the SZ Note are convertible. The foregoing summary of the Holdings Notes amendments, Agreement Regarding Right to Convert Promissory Notes, Subordination Agreements, SZ Loan Agreement, SZ Note and RRA is qualified in its entirety by reference to the documents attached hereto as Exhibits 99.10 through 99.17.

ITEM 7.           EXHIBITS.

         Item 7 is hereby amended to add the following at the end thereof:

 99.10 Second Amended and Restated Subordination Agreement by and among MEI Holdings, L.P., Malibu Entertainment Worldwide, Inc. and Foothill Capital Corporation

 99.11 Third Amended and Restated Subordinated Convertible Promissory Note by Malibu Entertainment Worldwide, Inc., in favor of MEI Holdings, L.P., in the amount of $65,000,000

 99.12 Second Amended and Restated Promissory Note by Malibu Entertainment Worldwide, Inc. in favor of MEI Holdings, L.P., in the amount of $10,000,000

 99.13 Agreement Regarding Right to Convert Promissory Notes between MEI Holdings, L.P. and Malibu Entertainment Worldwide, Inc.

 99.14 Subordinated Convertible Promissory Note by Malibu Entertainment Worldwide, Inc. in favor of SZ Capital, L.P., in the amount of $30,000,000

 99.15 Subordination Agreement by and among SZ Capital, L.P., Malibu Entertainment Worldwide, Inc., and Foothill Capital Corporation

 99.16 Registration Rights Agreement by and among Malibu Entertainment Worldwide, Inc. and SZ Capital, L.P.

                                   SIGNATURES



         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of the other signatories hereto.

Date: December 15, 1998

                           MEI HOLDINGS, L.P.
                           By:  MEI GenPar, L.P.
                                Its General Partner
                           By:  HH GenPar Partners
                                Its General Partner
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                           SZ CAPITAL, L.P.
                           By:  SZ GenPar, L.P.
                                Its General Partner
                           By:  HH GenPar Partners
                                Its General Partner
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                           MEI GENPAR, L.P.
                           By:  HH GenPar Partners
                                Its General Partner
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                           SZ GENPAR, L.P.
                           By:  HH GenPar Partners
                                Its General Partner
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                           HH GENPAR PARTNERS
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                           HAMPSTEAD ASSOCIATES, INC.

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                    RAW GENPAR, INC.

                    By: /s/ Robert A. Whitman
                       ----------------------------
                            Robert A. Whitman
                            President


                    INMED, INC.

                    By: /s/ Daniel A. Decker
                       ----------------------------
                            Daniel A. Decker
                            President

                    /s/ Donald J. McNamara
                    -------------------------------
                    Donald J. McNamara


                    /s/ Robert A. Whitman
                    -------------------------------
                    Robert A. Whitman


                    /s/ Daniel A. Decker
                    -------------------------------
                    Daniel A. Decker

                                 EXHIBIT INDEX

Exhibit                           Description
-------                           -----------

 99.10 Second Amended and Restated Subordination Agreement by and among MEI Holdings, L.P., Malibu Entertainment Worldwide, Inc. and Foothill Capital Corporation

 99.11 Third Amended and Restated Subordinated Convertible Promissory Note by Malibu Entertainment Worldwide, Inc., in favor of MEI Holdings, L.P., in the amount of $65,000,000

 99.12 Second Amended and Restated Promissory Note by Malibu Entertainment Worldwide, Inc. in favor of MEI Holdings, L.P., in the amount of $10,000,000

 99.13 Agreement Regarding Right to Convert Promissory Notes between MEI Holdings, L.P. and Malibu Entertainment Worldwide, Inc.

 99.14 Subordinated Convertible Promissory Note by Malibu Entertainment Worldwide, Inc. in favor of SZ Capital, L.P., in the amount of $30,000,000

 99.15 Subordination Agreement by and among SZ Capital, L.P., Malibu Entertainment Worldwide, Inc., and Foothill Capital Corporation

 99.16 Registration Rights Agreement by and among Malibu Entertainment Worldwide, Inc. and SZ Capital, L.P.